KAPSTONE
PAPER AND PACKAGING CORPORATION

1101 Skokie Boulevard - Suite 300 Northbrook, IL 60062
847.239.8800 fax: 847.205.7551 www.kapstonepaper.com

February 2, 2010

John Reynolds, Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:           KapStone Paper and Packaging Corporation Form 10-K for the Year Ended December 31, 2008 and Form 10-Q for the Quarter Ended September 30, 2009; File No. 1-33494

Dear Mr. Reynolds:

Reference is made to the Staff’s letter dated January 20, 2010, relating to your review of our Form 10-K for the Year Ended December 31, 2008 and Form 10-Q for the Quarter Ended September 30, 2009.  The sole comment set forth in the Staff’s Letter is as follows:

Exhibits

1.               We note your response to comment one of our letter dated December 30, 2009 and we reissue the comment in relation to Exhibit 10.19.  You state that there are no schedules, exhibits or annexes to Exhibit 10.19.  However, the table of comments in the document at issue, the Intercreditor and Collateral Agency Agreement dated July 1, 2008, specifically identifies two attachments thereto: Schedule 1. Information relating to the Noteholders and Exhibit A. List of Security Documents.  Accordingly, in future filings, please file Exhibit 10.19 in its entirety, including all schedules, exhibits, annexes, appendices, etc.

Response: KapStone apologizes for the error and we will file all schedules, exhibits, annexes and appendices relating to material agreements in all future filings.  The Form 10-K for the Fiscal Year Ended December 31, 2009, will include the aforementioned exhibit 10.19 in its entirety.

Should you have any questions concerning any of the foregoing, please contact me at 847-239-8812.

Very truly yours,

/s/ Andrea K. Tarbox

Andrea K. Tarbox
Vice President and Chief Financial Officer